Filed Pursuant to Rule 424(b)(3) Registration No.s 333-138858,
333-133565, 333−129939 and 333-123216

PROSPECTUS SUPPLEMENT
Number 4
to
Prospectus dated December 5, 2006
of
CAPITAL GOLD CORPORATION

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This prospectus supplement no. 4 supplements the information provided in our prospectus dated December 5, 2006 and supplements no. 1 through 3 thereto. This prospectus supplement should be read in conjunction with that Prospectus and supplements no. 1 through 3, which are to be delivered with this prospectus supplement.

This Prospectus Supplement includes our Current Report on Form 8-K filed with the Securities and Exchange Commission on September 5, 2007.

The date of this Prospectus Supplement is September 6, 2007.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)
August 29, 2007

CAPITAL GOLD CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	0-13078	13-3180530
(state or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

76 Beaver Street, New York, NY	10005
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (212) 344-2785

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 5 - Corporate Governance and Management

Item 5.02  Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On August 29, 2007, based on the recommendation of the Compensation Committee of our Board of Directors after review of an Executive Compensation Market Analysis and Report by an independent human resource professional services firm, we increased the salaries of our executive officers to be commensurate with industry standards. The new salaries are as follows: Gifford A. Dieterle, President, Treasurer and Chairman of the Board, $250,000; John Brownlie, Chief Operating Officer, $225,000; Christopher Chipman, Chief Financial Officer, $175,000 (consulting fee); Jeffrey W. Pritchard, Vice President - Investor Relations and Secretary, $195,000; Roger A. Newell, Vice President - Development, $135,000; and J. Scott Hazlitt, Vice President - Mine Development, $135,000. The salary increase for Mr. Brownlie and the consulting fee increase for Mr. Chipman are retroactive to May 1, 2007 and the salary increase for Mr. Pritchard is retroactive to August 1, 2007. We also increased directors’ compensation to our independent directors and to Robert Roningen by $1,000 per month.

Section 8 - Other Events

Item 8.01  Other Events.

Gold production at our El Chanate Project began in early August 2007 and we started to receive revenues from operations in mid August 2007. During our first month we produced 3,175 ounces of gold. The gold dore is being refined for us in Mexico by Met-Mex Penoles.

In May 2007, we completed an expanded 72-hole reverse circulation drilling campaign to identify additional proven and probable gold reserves at the El Chanate Project. The 72 holes totaled approximately 8,300 meters, and were positioned to fill in gaps in the ore body and test the outer limits of the currently known ore zones. We turned the assay data over to Independent Mining Consultants, Inc. (“IMC”) of Tucson, AZ to update our ore reserve and our mine plan. On August 30, 2007, IMC delivered to us an updated resource block model and an updated mine plan and mine production schedule (the “2007 Report”).

According to the 2007 Report, our proven and probable reserve tonnage has increased by approximately 97 percent from 19.9 million to 39.5 million metric tonnes with a gold grade of 0.66 grams per tonne (43.5 million US short tons at 0.019 ounces per ton). The open pit stripping ratio is 0.6:1 (0.6 tonnes of waste to one tonne of ore). The updated pit design for the revised plan in the 2007 Report is based on a plant recovery of gold that varies by rock types, but is expected to average 66.8%. A gold price of US$550 (SEC three year average as of July 31, 2007) per ounce was used to re-estimate the reserves compared with a gold price of $450 per ounce used in the previous estimate.

Gold production at El Chanate is currently near the feasibility study rate of 4,000 ounces per month. We plan to slowly start to ramp up daily tonnage levels from 7,500 tonnes per day (“tpd”) to 10,000 tpd. This should boost our gold production toward 5,000 ounces per month (60,000 ounces per year). With this reserve increase, we will now be analyzing what steps are necessary to effectively increase production rates and improve gold recoveries by conducting further metallurgical test work at our laboratory facilities at the mine. Initially, we anticipate that the increased plant throughput will not require any capital since an additional ore crushing and stacking capacity was factored into the original design.

The following Summary is extracted from the 2007 Report. Please note that the reserves as stated are an estimate of what can be economically and legally recovered from the mine and, as such, incorporate losses for dilution and mining recovery.  The 832,280 ounces of contained gold represents ounces of gold contained in ore in the ground, and therefore does not reflect losses in the recovery process. Total gold produced is estimated to be 555,960 ounces, or approximately 66.8% of the contained gold. The gold recovery rate is expected to average approximately 66.8% for the entire ore body. Individual portions of the ore body may experience varying recovery rates ranging from about 73% to 48%. Oxidized and sandstone ore types may have recoveries of about 73%; fault zone ore type recoveries may be about 64%; siltstone ore types recoveries may be about 48% and latite intrusive ore type recoveries may be about 50%.

El Chanate Project

Production Summary

	Metric	U.S.

Materials
Reserves
Proven	26.7 Million Tonnes @ 0.68 g/t*	29.4 Million Tons @ 0.0198 opt*
Probable	12.8 Million Tonnes @ 0.61 g/t*	14.1 Million Tons @ 0.0179 opt*
Total Reserves	39.5 Million Tonnes @ 0.66 g/t*	43.5 Million Tons @ 0.0192 opt*
Waste	24.1 Million Tonnes	26.6 Million Tons
Total	63.6 Million Tonnes	70.1 Million tons

Contained Gold	25.89 Million grams	832,280 Oz

Production
Ore Crushed	2.6 Million Tonnes /Year 7,500 Mt/d*	2.87 Million Tons/Year 8,267 t/d
Operating Days/Year	365 Days per year	365 Days per year
Gold Plant Average Recovery	66.8%	66.8%
Average Annual Production	1.35 Million grams	43,414 Oz
Total Gold Produced	17.29 Million grams	555,960 Oz

•	“g/t” means grams per metric tonne, “opt” means ounces per ton, “Mt/d” means metric tonnes per day and “t/d” means tons per day.
•	The reserve estimates are based on a recovered gold cutoff grade of 0.17 to 0.21 grams per metric tonne, depending on the operating year, and as described below.

In the mineral resource block model developed, with blocks 6m (meters) x 6m x 6m high, Measured and Indicated resources (corresponding to Proven and Probable reserves respectively when within the pit design) were classified in accordance with the following scheme:

•
Blocks with 2 or more drill holes within a search radius of 80m x 70m x 40m and with a relative kriging (a geostatistical calculation technique) standard deviation less than or equal to 0.45 were classified as Measured (corresponding to Proven);

•
Blocks with 1 hole within the search radius of 80m x 70m x 40m and with a relative kriging standard deviation of 0.60 or less, blocks with 2 holes and a kriging standard deviation of 0.70 or less, blocks with 3 holes and a kriging standard deviation of 0.80 or less, blocks with 4 holes and a relative kriging standard deviation of 0.90 or less and all blocks with 5 or more holes within the search radius were classified as Indicated (corresponding to Probable), unless they met the above criterion for Proven;

•	Blocks with a grade estimate that did not meet the above criteria were classified as Inferred (and which was classed as waste material in the mining reserves estimate);

•	Blocks outside the above search radii or outside suitable geological zones were not assigned a gold grade or a resource classification.

The proven and probable reserve estimates are based on a recovered gold cutoff grade of 0.17 to 0.21 grams/tonne, depending on the operating year. The variation is due to balancing the mine and plant production capacities on a year by year basis for the plan. (A recovered gold cutoff grade was used for reserves calculation as the head gold grade cutoff varies with the different ore types due to their variable gold recoveries.) The internal (in-pit) and break even cutoff grade calculations are as follows:

Cutoff Grade Calculation
Basic Parameters
Gold Price
Shipping and Refining
Gold Recovery
Royalty

Operating Costs per Tonne of Ore
Mining *
Processing/Leach Pad
G&A
Total

Internal Cutoff Grade
Head Grade Cutoff (66.8% recov.)
Recovered Gold Grade Cutoff
Internal Cutoff Grade US$550/oz US$ 4.14/oz 66.8% 4% of NSR $ per Tonne of Ore 0.070 1.980 0.800 2.850 Grams per Tonne 0.25 0.17	Break Even Cutoff Grade US$550/oz US$ 4.14/oz 66.8% 4% of NSR $ per Tonne of Ore 1.360 1.980 0.800 4.140 Grams per Tonne 0.37 0.25

*
The calculation of an internal cutoff grade does not include the basic mining costs (which are considered to be sunk costs for material within the designed pit). The $0.07 per tonne cost included is the incremental (added) cost of hauling ore over hauling waste, and which is included in the calculation.

Section 9 - Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits. The following exhibit is filed herewith:

Exhibit No.	Exhibit Title
99.1	Press Release, dated September 4, 2007 issued by us.*

*
This information shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, and shall not be deemed incorporated by reference in any filing with the Securities and Exchange Commission under the Securities Exchange Act of 1934 or the Securities Act of 1933, whether made before or after the date hereof and irrespective of any general incorporation language in any filings.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CAPITAL GOLD CORPORATION

September 5, 2007
By:  /s/ Gifford A. Dieterle

Gifford A. Dieterle, President